SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934



                     (Amendment No.  Five (5))


                  EMCEE Broadcast Products, Inc.

                          (Name of Issuer)

                               Common
                 (Title of Class of Securities)


                            268650-10-8
                          (CUSIP Number)


                    Robert S. Sensky, Esquire

  2 East Broad Street, 6th Floor, Hazleton, PA 18201; (717) 455-4731
               (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 31, 1996
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
__.



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CUSIP NO.  268650-10-8

1)   Names of Reporting Persons              Burton T. Witt:###-##-####
     S.S. or I.R.S. Identification           Martin D. Cohn: ###-##-####
     Nos. of Above Persons

2)   Check the Appropriate Box               (a)
     if a Member of a Group
     (see instructions)                      (b)


3)   SEC Use Only


4)   Source of Funds (See Instructions)      00


5)   Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)



6)   Citizenship or Place of Organization    United States of America


Number of Shares Bene-      (7)Sole Voting   Burton T. Witt:301,470
ficially Owned by Each       Power
Reporting Person With

Owned by Each Reporting     (8)Shared
Person With                  Voting Power    None


                            (9)Sole Dis-
                          positive Power     None


                           (10)Shared Dis-   Burton T. Witt and
                          positive Power     Martin D. Cohn:301,470

11)  Aggregate Amount Beneficiary
     Owned by Each Reporting Person          301,470




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12)  Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See Instructions)

13)  Percent of Class Represented by
     Amount in Row (11)                   7.252%

14)  Type of Reporting Person
     (See Instruction)                       00


ITEM 1 -  SECURITY AND ISSUER.
     The title of the class of equity securities to which this statement relates is common stock. The name of the issuer of such securities is EMCEE Broadcast Products, Inc., with its principal executive offices located at Susquehanna Street Extension West, P.O. Box 68, White Haven, Pennsylvania 18661-0068.
ITEM 2 -  IDENTITY AND BACKGROUND.
     The persons filing this statement are Burton T. Witt and Martin D. Cohn. Both Mr. Witt and Mr. Cohn are practicing attorneys and counselors at law. Mr. Witt practices law with Burton T. Witt & Associates, at Suite 3900, One LaSalle Street, Chicago, Illinois 60602. Mr. Cohn practices law with Laputka, Bayless, Ecker & Cohn, P.C., at 2 East Broad Street, 6th Floor, Hazleton, Pennsylvania 18201.
     During the last five years, neither Mr. Witt nor Mr. Cohn was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Also, during the last five years, neither Mr. Witt nor Mr. Cohn was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
     Both Mr. Witt and Mr. Cohn are citizens of the United States of America.
ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     No funds or other consideration were used to acquire any of the equity securities described herein. By way of further explanation, see Item 4 below.
ITEM 4 -  PURPOSE OF TRANSACTION.
     The equity securities described herein became beneficially owned by Mr. Witt and Mr. Cohn as a result of the death of Shirley Chalmers. Miss Chalmers' Will names Mr. Witt as the executor of her estate. As such, Mr. Witt and Mr. Cohn have been advised that Mr. Witt has sole voting power with respect to the equity securities of the issuer held by the estate.
     Miss Chalmers' Will further provides that Mr. Witt and Mr. Cohn, in their sole discretion, shall sell such equity securities over a period of ten years from the date of Miss Chalmers death for the benefit of the Weizmann Institute of Science. Under the applicable Rules of the Securities and Exchange Commission ("SEC"), therefore, Mr. Witt and Mr. Cohn share dispositive power with respect to such shares.
     The sole purpose for the acquisition of the equity securities described herein is to sell them in the manner previously described and to distribute the proceeds thereof to the Weizmann Institute of Science in accordance with the provisions of Miss Chalmers' Will.

ITEM 5 -  INTEREST IN SECURITIES OF THE ISSUER.
     The aggregate number of equity securities identified in Item 1 of this statement is 301,470 shares, representing 7.252% of the class of such securities.
     As indicated above, Mr. Witt has sole voting power over such aggregate number of securities and shared dispositive power over them with Mr. Cohn.
     In August, 1996, Mr. Cohn and Mr. Witt gave First Montauk Securities Corp. authority to sell from time to time up to but no more than 50,000 shares of the equity securities described herein. From August 20, 1996 through October 31, 1996, First Montauk Securities Corp. sold 43,500 of the 50,000 shares authorized to be sold. A summary of those sales, setting forth, among other things, the trade date and price and quantity of shares sold on each such trade date is attached as an exhibit hereto.
ITEM 6 -  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as disclosed in Item 7 below and included as an exhibit hereto, there are no other contracts, arrangements, understandings or relationships, (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any of the equity securities of the issuer described herein.
ITEM 7 -  MATERIALS TO BE FILED AS EXHIBITS.
     The following are attached as exhibits to this statement:
          Description of Exhibit             Page Number
          Non-Qualified Stock Option
           Agreement  . . . . . . . . . .         (1)

          Agreement Pursuant to
           Rule 13d-1(f). . . . . . . . .         (1)

          Letter Agreement, dated
           October 4,1995 . . . . . . . .         (2)

          Letter Agreement, dated
           November 29, 1995  . . . . . .         (3)

          Letter Agreement, dated
           December 20, 1995  . . . . . .         (4)

          Letter Agreement, dated
           May 1, 1996  . . . . . . . . .         (5)

          Summary of Sales of the Equity
           Securities described herein,
           containing, among other things,
           the trade date, quantity and
           price, from August 20, 1996,
           through and including October
           31, 1996 . . . . . . . . . . .          8


(1)Incorporated by reference from the Schedule 13D filed with the SEC on or about July 19, 1995.

(2)Incorporated by reference from the amended Schedule 13D (Amendment No. 1) filed with the SEC on or about October 20, 1995.

(3)Incorporated by reference from the amended Schedule 13D (Amendment No. 2) filed with the SEC on or about December 11, 1995.

(4)Incorporated by reference from the amended Schedule 13D (Amendment No. 3) filed with the SEC on or about January 4, 1996.

(5)Incorporated by reference from the amended Schedule 13D (Amendment No. 4) filed with the SEC on or about June 7, 1996.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 1996              November 1, 1996
Date                          Date

Burton T. Witt /s/            Martin D. Cohn /s/
Signature                     Signature

Burton T. Witt                Martin D. Cohn
Name                          Name